FILED BY NORTHROP GRUMMAN CORPORATION
                              PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933 AND DEEMED FILED PURSUANT TO RULE 14d-2
                              OF THE SECURITIES EXCHANGE ACT OF 1934
                              SUBJECT COMPANY: NEWPORT NEWS SHIPBUILDING INC. COMMISSION FILE NO.: 1-12385


Northrop Grumman Corporation sent the following letter to Newport News Shipbuilding Inc.


                       [NORTHROP GRUMMAN LETTERHEAD]

                                                                May 18, 2001
Mr. Stephen B. Clarkson
Vice President, General Counsel and Secretary
Newport News Shipbuilding Inc.
4101 Washington Avenue
Newport News, VA  23607

Dear Mr. Clarkson:

     Pursuant to Section 803.5(a)(1) of the Rules of the Federal Trade Commission (the "Commission") under Section 7A of the Clayton Act as added by Title II of the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the "Act"), you are hereby notified as follows:

     1. The acquiring person is Northrop Grumman Corporation ("Northrop Grumman") and its subsidiaries.

     2. Northrop Grumman intends to acquire voting securities of Newport News Shipbuilding Inc. ("Newport News").

     3. Northrop Grumman intends to make a tender offer to acquire all of the outstanding common stock of Newport News. Accordingly, Northrop Grumman is filing for the 50% notification threshold.

     4. The foregoing acquisition may be subject to the Act and Northrop Grumman is filing notification under the Act with the Commission and the Assistant Attorney General in charge of the Antitrust Division of the United States Department of Justice (the "Assistant Attorney General").

     5. It is anticipated that such notification will be received by the Commission and the Assistant Attorney General on or about May 18, 2001.

     6. The person within which Newport News is included may be required to file notification under the Act.

                                     Very truly yours,

                                     Northrop Grumman Corporation

                                     /s/ W. Burks Terry
                                     ----------------------------------
                                     W. Burks Terry
                                     Corporate Vice President and Secretary

                                   * * *

THIS COMMUNICATION IS NEITHER AN OFFER TO PURCHASE NOR A SOLICITATION OF AN OFFER TO SELL SECURITIES. ANY EXCHANGE OFFER WILL BE MADE ONLY THROUGH A REGISTRATION STATEMENT AND RELATED MATERIALS. INVESTORS AND SECURITY HOLDERS ARE STRONGLY ADVISED TO READ THE REGISTRATION STATEMENT AND RELATED MATERIALS REGARDING THE EXCHANGE OFFER REFERRED TO IN THIS COMMUNICATION, IF AND WHEN SUCH DOCUMENT IS FILED AND BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION.

ANY SUCH REGISTRATION STATEMENT WOULD BE FILED BY NORTHROP GRUMMAN WITH THE SECURITIES AND EXCHANGE COMMISSION (SEC) AS PART OF A TENDER OFFER STATEMENT. INVESTORS AND SECURITY HOLDERS MAY OBTAIN A FREE COPY OF THE REGISTRATION STATEMENT (IF AND WHEN FILED AND AVAILABLE) AND OTHER RELEVANT DOCUMENTS ON THE SEC'S WEB SITE AT WWW.SEC.GOV. ANY SUCH REGISTRATION STATEMENT AND RELATED MATERIALS MAY ALSO BE OBTAINED FOR FREE BY DIRECTING SUCH REQUESTS TO NORTHROP GRUMMAN.